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                                                                    EXHIBIT 6.10
                                PROMISSORY NOTE

$106,225.00                                                       April 30, 1997

              FOR VALUE RECEIVED, the undersigned ("Maker") promises to pay to the order of Neutral Posture Ergonomics, Inc., a Texas corporation (the "Payee"), at its address of 3904 North Texas Avenue, Bryan, Texas 77803 the principal sum of ONE HUNDRED SIX THOUSAND TWO HUNDRED AND TWENTY-FIVE AND NO/100s ($106,225.00), together with interest on said principal equal to 7.50% per annum, compounded annually.

              Interest on this Note shall be payable annually, with the first payment due and payable December 31, 1997 and each subsequent interest payment due and payable on each succeeding December 31 prior to maturity. The principal of this Note together with all accrued and unpaid interest shall be finally due and payable December 31, 2001.

              It is the intention of Maker and Payee to conform strictly to all applicable usury laws. It is therefore agreed that (i) in the event that the maturity hereof is accelerated by reason of an election by Payee, all unearned interest shall be canceled automatically or, if theretofore paid, shall either be refunded to Maker or credited on the unpaid principal amount of this Note, whichever remedy is chosen by Payee, (ii) the aggregate of all interest and other charges constituting interest under applicable law and contracted for, chargeable or receivable under this Note or otherwise in connection with the transaction for which this Note is given shall never exceed the maximum amount of interest, nor produce a rate in excess of the maximum rate of interest that Payee may charge Maker under applicable law and in regard to which Maker may not successfully assert the claim or defense of usury, and (iii) if any excess interest is provided for, it shall be deemed a mistake and the same shall either be refunded to Maker or credited on the unpaid principal amount hereof and this Note shall be automatically deemed reformed so as to permit only the collection of the maximum legal non-usurious rate and amount of interest. All sums paid or agreed to be paid to the holder of this Note for the use, forbearance or detention of the indebtedness evidenced hereby to the full extent allowed by applicable law, shall be amortized, prorated, allocated and spread through the full term of this Note.

              In the event of default in the payment of any installment of principal or interest when due hereunder, Payee may declare the entirety of this Note, principal and interest, immediately due and payable without any notice to Maker or any other party, and failure to exercise said option shall not constitute a waiver on the part of Payee of the right to exercise the same at any other time.

              This Note may be prepaid, in whole or in part, at any time without penalty.

              The terms and provisions hereof shall be binding upon and inure to the benefit of Maker and Payee and their respective successors, heirs, personal representatives, executors, estates and assigns.

              This Note shall be governed by and construed in accordance with the laws of the State of Texas and the United States of America.

              EXECUTED EFFECTIVE the day and year first written above.


"Maker":


/s/ DAVID CAMPBELL
------------------------
David Campbell


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